SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                                  Serono S.A.
                      ------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      ------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                  --------------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO


Media Release



FOR IMMEDIATE RELEASE
---------------------


                   SERONO ANNOUNCES NEW SHARE BUY-BACK PROGRAM
                            FOR UP TO CHF 750 MILLION



GENEVA, SWITZERLAND, MAY 25, 2004 - Serono (virt-x: SEO and NYSE: SRA) announced today that its Board of Directors has authorized the investment of up to CHF 750 million for the purchase of Serono SA bearer shares in a new share buy-back program.

"The current share price represents an excellent opportunity for us to initiate a new share buy-back program," said Ernesto Bertarelli, Chief Executive Officer of Serono. "This initiative reflects our commitment to promote long-term shareholder value."

The authorization applies only to the bearer shares traded on virt-x, and excludes the American Depositary Shares traded on the New York Stock Exchange. It is subject to the approval of the Swiss Takeover Board and the Swiss Stock Exchange.

The share buy-back program is expected to start in June 2004 and will last for a maximum period of five years. The shares will be purchased on the open market via a second trading line, and subsequently cancelled. This will result in a reduction of the number of shares outstanding and thus increase earnings per share.

Serono's first share buy-back program has fully utilized the CHF 500 million allocated and a total of 647,853 shares have been bought back as treasury stock for general corporate purposes.


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
                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

ABOUT  SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

FOR MORE INFORMATION, PLEASE CONTACT:

CORPORATE MEDIA RELATIONS:     CORPORATE INVESTOR RELATIONS:
Tel:  +41 22 739 36 00         Tel:  +41 22 739 36 01
Fax:  +41 22 739 30 85         Fax:  +41 22 739 30 22
http://www.serono.com          Reuters:  SEO.VX / SRA.N
---------------------          Bloomberg:  SEO VX / SRA US

MEDIA RELATIONS, USA:          INVESTOR RELATIONS, USA:
Tel:  +1 781 681 2340          Tel:  +1 781 681 2552
Fax:  +1 781 681 2935          Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------


                                                                             2/2

                                                                          SERONO


Media Release



FOR IMMEDIATE RELEASE
---------------------


                     SERONO SHAREHOLDERS APPROVE RESOLUTIONS
                            AT ANNUAL GENERAL MEETING



GENEVA, SWITZERLAND, MAY 25, 2004 - Serono (virt-x: SEO and NYSE: SRA)

Serono announced that its shareholders have approved all the resolutions at the Annual General Meeting of Shareholders, held today in Lausanne, Switzerland.

"2003 was a record year for our company with total revenues breaking through the $2 billion mark," said Ernesto Bertarelli, Chief Executive Officer of Serono. "Each of our businesses is growing well and I look forward for another strong performance in 2004."

Shareholders  approved  the  following  main  resolutions:

     - A cash dividend of CHF 123.9 million or $96.8 million(1)
     (2002: CHF 110.8 million or $81.4 million)
     -  Gross  dividend per bearer share of CHF 8.00 or $6.25
     (2002: CHF 7.00 or $5.15)
     - Gross dividend per American Depositary Share of CHF 0.20 or $0.15625 (2002: CHF 0.175 or $0.13)
     -  Gross dividend per registered share of CHF 3.20 or $2.50
     (2002: CHF 2.80 or  $2.06)

The dividend for bearer shares will be paid as of May 28, 2004 net of the 35% Swiss withholding tax. The total cash pay-out in Swiss Francs (CHF) represents an increase of 11.8% for the financial year 2003 compared with 2002. The dividend pay-out ratio in relation to earnings per share is 24.3% for 2003 compared to 22.5% for 2002.


_______________________________
(1) All dollar figures are based on prevailing exchange rates. Final equivalent US$ amounts may differ depending on exchange rates on the date of payment.


                                                                             1/3

Shareholders have approved increasing the maximum amount of the conditional capital to CHF 36,300,000 (1,452,000 bearer shares of a par value of CHF 25) for option and/or convertible loans and to CHF 18,825,000 (753,000 bearer shares of a par value of CHF 25) for a stock option plan. In addition, shareholders have approved the renewal of the authorization to increase capital by a maximum of CHF 35,000,000 (1,400,000 bearer shares of a par value of CHF 25) for a period of two years.

Shareholders  approved the re-election for one year of all members of the Board:

     Mr. Georges Muller (Chairman)
     Mr. Ernesto Bertarelli (Vice Chairman and Managing Director)
     Mr. Pierre  E.  Douaze
     Mr. Bernard Mach
     Mr. Sergio Marchionne
     Mr. Jacques Theurillat
     Mr. Hans Thierstein.

Shareholders also approved the election of a new Director:

     Mr Patrick Gage

The Annual Report and Accounts for 2003 were approved.



                                       ###


                                                                             2/3

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###



ABOUT  SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).



FOR MORE INFORMATION, PLEASE CONTACT:

CORPORATE MEDIA RELATIONS:     CORPORATE INVESTOR RELATIONS:
Tel:  +41 22 739 36 00         Tel:  +41 22 739 36 01
Fax:  +41 22 739 30 85         Fax:  +41 22 739 30 22
http://www.serono.com          Reuters:  SEO.VX / SRA.N
---------------------          Bloomberg: SEO VX / SRA US

MEDIA RELATIONS, USA:          INVESTOR RELATIONS, USA:
Tel:  +1 781 681 2340          Tel:  +1 781 681 2552
Fax:  +1 781 681 2935          Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------


                                                                             3/3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO S.A.
                                        a Swiss corporation
                                        (Registrant)



May 25, 2004                       By:  /s/  Francois Naef
                                        -----------------------
                                        Name:  Francois Naef
                                        Title: Secretary